UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

KOWLOON-CANTON RAILWAY CORPORATION
(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                              .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
By /s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
Date 17 August 2004	Title:	Deputy Director, Finance

Kowloon-Canton Railway Corporation
Consolidated Income Statement (HK$ million)
for the half-year ended 30 June 2004 (Unaudited)

		Half-year ended
Year-ended
31 Dec 2003		30 Jun 2004	30 Jun 2003
(Audited)		(Unaudited)
3,667	Fare revenue	1,981	1,731
759	Freight, rental, advertising and other revenue	421	345

4,426	Total revenue	2,402	2,076
2,129	Less: Operating costs before depreciation	1,353	1,005

2,297	Operating profit before depreciation	1,049	1,071
748	Depreciation	789	358

1,549	Operating profit before net investment income	260	713
353	Net investment income / (expenses)	(12)	216

1,902	Profit after net investment income / (expenses)	248	929
—	Profit on property development	—	—
8	Share of profit of associate	8	2

1,910	Profit before taxation	256	931
529	Taxation	31	406

1,381	Profit after taxation	225	525
—	Transfer to development reserve	—	—

1,381	Retained profit for the period	225	525

	Dividend attributable to the period:
620	Final dividend proposed after the balance sheet date	—	—

Kowloon-Canton Railway Corporation
Consolidated Balance Sheet (HK$ million)
As at 30 June 2004 (Unaudited)

As at		As at	As at
31 Dec 2003		30 Jun 2004	30 Jun 2003
(Audited)		Unaudited
	ASSETS
51,857	Fixed Assets	52,193	13,835
308	Construction in progress — West Rail, Phase I	50	34,734
14,091	— East Rail Extensions	17,161	11,497
702	— Others	395	1,968
900	Deferred expenditure	1,253	399
1,448	Properties under development	1,610	1,276
42	Interest in associate	50	37
774	Loan receivable	762	—
3,232	Loan to subsidiary	3,380	2,969
12,244	Investments in securities	6,894	14,537
254	Stores and spares	308	232
63	Interest receivables	84	180
612	Other receivables	418	539
2,677	Cash and cash equivalents	4,323	6,267

89,204		88,881	88,470

	LIABILITIES
474	Interest payable	454	454
2,098	Other payables	2,148	3,100
1,782	Accrued charges and provisions for capital projects	1,966	2,037
758	Lease payable	746	—
20,013	Interest-bearing borrowings	19,885	20,089
3,131	Deferred tax liabilities	3,162	3,010
743	Deferred income	722	401

28,999		29,083	29,091

60,205	NET ASSETS	59,798	59,379

	CAPITAL AND RESERVES
39,120	Share capital	39,120	39,120
6,535	Development reserve	6,534	6,534
117	Investment property revaluation reserve	117	134
(1)	Investment revaluation reserve	(13)	12
620	Proposed dividend	—	—
13,814	Retained profits	14,040	13,579

60,205		59,798	59,379